

Amer Sports Corporation

STOCK EXCHANGE RELEASE 1(1)
October 10, 2008 at 10:00 am

CLAIMS FOR DAMAGES BASED ON AMER SPORTS EARLIER TOBACCO BUSINESS HAVE BEEN DISMISSED

The District Court of Helsinki has today decided to dismiss all claims for damages based on Amer Sports Corporation's already discontinued tobacco business. The District Court of Helsinki ordered the plaintiff's to compensate all the legal costs Amer Sports Corporation had demanded.

The decision made by the District Court concerned the actions for damages taken by three private persons in spring 2005, where they demanded that Amer Sports Corporation, its subsidiary Amerintie 1 Oy (formerly Amer Tobacco Ltd) and another tobacco manufacturer jointly pay them compensation and their legal costs.

Amer Sports withdrew from the tobacco business in March 2004.

For further information, please contact:
Mr Pekka Paalanne, Executive Vice President, Amer Sports Corporation, tel. +358 9 7257 8212

AMER SPORTS CORPORATION
Communications

SUPPL

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

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www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic, Suunto, Mavic and Arc'teryx. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.